Exhibit 16

                                                                   June 18, 2002



                                 RULE 18f-3 PLAN
                              Janus Adviser Series

          This Rule 18f-3 Plan ("Plan") is adopted by Janus Adviser Series ("JAD") with respect to Class I Shares and Class C Shares (each a "Class") of each existing and future Fund (each a "Fund") of JAD offering such Classes in accordance with the provisions of Rule 18f-3 under the Investment Company Act of 1940 (the "Act").

1. Features of the Classes. Each Fund may issue its shares of beneficial interest in two Classes: the "Class I Shares" and "Class C Shares." Class I Shares are sold at net asset value and are not subject to an initial sales charge or a contingent deferred sales charge but are subject to the minimum purchase requirements set forth in the Class I prospectus. Class I Shares are subject to an annual distribution and/or administrative services fee as disclosed in the Class I prospectus. Class C Shares are sold at net asset value and subject to an initial sales charge as disclosed in the Class C prospectus.
     Class C Shares redeemed within 18 months of purchase will be subject to a contingent deferred sales charge as set forth in the Class C prospectus. Class C Shares are subject to an annual distribution and/or shareholder servicing fee as disclosed in the Class C prospectus.
     Class  Expenses,  as  defined  in  Section 2  below relating  to each
     Class of each Fund, are borne solely by the Class to which they relate and within each Class are borne by each share pro rata on the basis of its net asset value. Each Class shall have exclusive voting rights on
     any matter submitted to   shareholders   that   relates   solely  to  its
     service or distribution arrangement and each Class shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class.
     In addition, Class I Shares and Class C Shares shall have the features described in Sections 2 through 4 below.

2. Class Expenses. Expenses incurred by JAD that are chargeable to a specific Class ("Class Expenses") include expenses (not including advisory or custodial fees or other expenses related to the management of a Fund's assets) that are incurred in a different amount by that Class or are in consideration of services provided to that Class of a different kind or to a different degree than are provided to another Class. Class Expenses include: (i) the Distribution and Servicing Fees described in Section 3; (ii)expenses related to preparing and distributing materials such as shareholder reports, prospectuses and proxy statements to current shareholders of a specific Class, including the administrative services fee described in Section 3(a); (iii) Blue Sky fees incurred with respect to a specific Class; (iv) administrative, subaccounting and transfer agency expenses in connection with the shareholders investing in a specific Class; (v) litigation or other legal expenses relating to a specific Class; (vi) fees or expenses of the Trustees of JAD who are not interested persons of Janus Capital Management LLC ("Independent Trustees"), and of counsel and consultants to the Independent Trustees, incurred as a result of issues relating to a specific Class; (vii) auditing and consulting expenses relating to a specific Class; and (viii) additional expenses incurred with respect to a specific Class as
     identified   and   approved  by  the  Trustees  of  JAD  and  the
     Independent Trustees.

3.   Administrative, Distribution and Servicing Fees.

     (a) Class I Shares. The Trust has adopted a Distribution and Shareholder Servicing Plan pursuant to Rule 12b-1 with respect to the Class I Shares of each Fund. Under the terms of the Distribution and Shareholder Servicing Plan, a distribution fee is paid out of the assets attributable to the Class I Shares of each Fund in an amount up to 0.25% on an annual basis of the average daily net assets of that Class. An administrative services fee is also paid out of the assets attributable to the Class I Shares of each Fund in an amount up to 0.25% on an annual basis of the average daily net assets of that Class.

     (b) Class C Shares. The Trust has adopted a Distribution and Shareholder Servicing Plan pursuant to Rule 12b-1 with respect to the Class C Shares of each Fund. Under the terms of the Distribution and Shareholder Servicing Plan, a distribution and shareholder servicing fee is paid out of the assets attributable to the Class C Shares of each Fund, in an amount of up to 1.00% on an annual basis of the average daily net assets of that Class, up to 0.75% of which is for distribution services and up to 0.25% of which is for shareholder account services.

4. Differences in Class Expenses. The differences in the Class Expenses payable by each Class pursuant to this Plan are due to the differing levels of services provided or procured by JAD to investors eligible to purchase shares of each Class and to the differing levels of expenses expected to be incurred with respect to each Class.

5. Exchange Privilege. The exchange privilege offered by each Fund provides that shares of a Class may be exchanged only for shares of the same Class of another Fund.

6. Effective Date. This Plan was adopted as of June 18, 2002, pursuant to determinations made by the Trustees of JAD, including a majority of the Independent Trustees, that the multiple class structure and the allocation of expenses as set forth in the Plan are in the best interests of each of the Class I Shares and Class C Shares individually and each Fund and JAD as a whole. This Plan will continue in effect until terminated in accordance with Section 9.

7. Independent Trustees. While the Plan is in effect, a majority of the Trustees of JAD shall be Independent Trustees, and such Trustees shall select and nominate any other Independent Trustees. Any person who acts as legal counsel for the Independent Trustees shall be an "independent legal counsel" as defined in the Act and the rules thereunder.

8. Amendment. Material amendments to the Plan may be made with respect to a Class at any time with the approval of the Trustees of JAD, including a majority of the Independent Trustees, upon finding that the Plan as proposed to be amended, including the allocation of expenses, is in the best interests of each Class individually and each Fund and JAD as a whole.

9. Termination. This Plan may be terminated by the Trustees without penalty at any time.